f. 703-648-4404

CORPORATE CONSULTING AGREEMENT

This Agreement ("Agreement") dated SEPT 5TH, 2007 is by and between Frontier Energy Corp., a Nevada corporation (FRGY) (the "Company") and Scott Beland 50 sw 10th st #702 Miami Fl 33130

WHEREAS, the Company is engaged in development/drilling/production of oil and gas concessions.

WHEREAS, CONSULTANT is engaged in providing business services for publicly-traded companies.

WHEREAS, the Company desires to obtain the benefits of CONSULTANT's experience and know-how, and accordingly, the Company has offered to engage CONSULTANT to render consulting and advisory services to the Company on the terms and conditions hereinafter set forth.

WHEREAS, CONSULTANT desires to accept such engagement upon such terms and conditions hereinafter set forth.

NOWTHEREFORE in consideration of the foregoing, the parties agree as follows:

Section 1. SERVICES RENDERED

CONSULTANT:

1. Shall source viable oil/gas prospects/properties.
2. Shall give us ideas on improving our web site and current corporate marketing data.
3. Will assist client in writing abusinesss plans

Section 2. COMPENSATION

(a) CASH. The Company is not paying Consultant any cash compensation.

(b) OTHER COMPENSATION. The Company will give the Consultant, a stock option from its S8 stock option pool, one million (1,000,000) of its freely tradable Common Stock at $.001/share

(c) REIMBURSEMENT OF EXPENSES. The Company shall reimburse Consultant for those reasonable and necessary out-of-pocket expenses (including but not limited to travel, transportation, lodging, meals, postage, etc.) which have been incurred by Consultant in connection with the rendering of services hereunder. Any reimbursement to be made by the Company pursuant to this Section shall be made following submission to the Company by Consultant of reasonable documentation of the expenses incurred.

Section 3. RELATIONSHIP OF PARTIES

This Agreement shall not constitute an employer-employee relationship. It is the intention of each party that CONSULTANT shall be an independent contractor and not an employee of the Company. All compensation paid to CONSULTANT shall constitute earnings to CONSULTANT and be classified as normal income. The Company shall not withhold any amounts there from as U.S. federal or state income tax withholding, or as employer contribution to Social Security or any other employer withholding applicable under state or federal law.

Section 4. TERM

The term of this Agreement shall be six(6) months commencing SEPT 5TH, 2007.

Section 5. TERMINATION

This Agreement may be terminated by either party with cause only, and only

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

Frontier Energy Corp.

Title: _____ 9-10-07

SCOTT BELAZI